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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

    Katzman                         Chaim
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

                          1696 N.E. Miami Gardens Drive
--------------------------------------------------------------------------------
                                    (Street)

  North Miami Beach                 Florida              33179
--------------------------------------------------------------------------------
   (City) (State) (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

                           EQUITY ONE, INC. (NYSE:EQY)
--------------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


--------------------------------------------------------------------------------
4. Statement for Month/Day/Year

                                  April 9, 2003
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

        Chairman of the Board and Chief Executive Officer
--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable line)

     |x|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share (1)         4/8/03                    G              300          A              27,519,960(2)   I        (1)
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number
                                                                                                          10.
                                                                                                          of
                                                                                                          Owner-
                                                                                                          deriv-
                                                                                                          ship
                                                                                                          ative
                                                                                                          Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)         $13.25  7/26/02                                 12/31/02  7/25/12   Stock    170,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)         $13.25  7/26/02                                 12/31/03  7/25/12   Stock    130,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)         $13.19   1/2/03                                 12/31/03   1/2/13   Stock     40,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)         $13.19   1/2/03                                 12/31/04   1/2/13   Stock    170,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)         $13.19   1/2/03                                 12/31/05   1/2/13   Stock     90,000         600,00     D
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) Represents shares acquired by gift to Mr. Katzman's wife as custodian for their daughter.

(2) Represents (i) 5,386,856 shares of record held by Ficus Inc. ("Ficus"), which is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ficus is a wholly-owned subsidiary of First Capital Realty Inc. ("First Capital"), a Ontario corporation and indirectly controlled by Gazit-Globe (1982), Ltd. ("Gazit-Globe"). Mr. Katzman is the President of Ficus and Chairman of the Board of First Capital and Gazit-Globe; (ii) 6,793,581 shares held of record held by Silver Maple (2001) Inc. ("Silver Maple"), which is a member of a "group" with Mr. Katzman for purposes of
     Section 13(d) of the Exchange Act. Silver Maple is a wholly-owned subsidiary of First Capital and is indirectly controlled by Gazit-Globe. Mr. Katzman is the President of Silver Maple and Chairman of the Board of First Capital and Gazit-Globe; (iii) 3,612,405 shares of record held by Gazit (1995), Inc., a wholly-owned subsidiary of MGN (USA), Inc. ("MGN
     (USA)") and a member of a "group" with Mr. Katzman for the purposes of
     Section 13(d) of the Exchange Act; (iv) 5,088,361 shares held by M.G.N.
     (USA), a wholly-owned subsidiary of Gazit-Globe and a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act; (v) 4,284,820 shares held of record by MGN (America) Inc., a wholly-owned subsidiary of MGN (USA) and a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act; (vi) 1,155,465 shares held of record by Gazit-Globe, which is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act; (vii) Represents 65,750 shares held by Mr. Katzman and his wife as custodian for their daughters and (viii) 833,022 shares held directly by Mr. Katzman.


       /s/ Chaim Katzman                                       April 9, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
         CHAIM KATZMAN

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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